 Exhibit 99.1
Notice of the 2022 Annual General Meeting of Shareholders
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt about the contents of this document, you should immediately consult an appropriately authorized independent financial adviser in your jurisdiction.
If you have sold or otherwise transferred all of your shares in Babylon Holdings Limited (the “Company”), please send this document, together with the accompanying form of proxy, immediately to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for forwarding to the purchaser or transferee. However, these documents should not be sent or forwarded into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.
If you have sold or transferred only some of your shares in the Company, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.
BABYLON HOLDINGS LIMITED
(Incorporated in Jersey with registered number 115471)
NOTICE OF 2022 ANNUAL GENERAL MEETING AND ACCOMPANYING NOTES
A notice convening the 2022 annual general meeting of the Company (the “AGM”), to be held virtually via webcast due to the ongoing COVID-19 global pandemic on September 14, 2022 at 9:00 a.m. (Central Time), is set out at the end of this document. Shareholders and duly appointed proxyholders can attend the AGM by going to https://meetnow.global/MPTLV2P, where you will be able to listen to the meeting live, submit questions, and vote. To participate in the AGM, you will need to review the information included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. You must enter a valid control number to enter the virtual meeting.
A form of proxy for use at the AGM is enclosed with this document and should be completed, signed and returned in accordance with the instructions thereon as soon as possible but in any event so as to be received by the Company’s registrars, Computershare Inc. and Computershare Trust Company, N.A., Babylon Holdings Limited Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001, USA, by not later than 9:00 a.m. (Central Time) on September 12, 2022. We encourage that you complete, sign and return the form of proxy at your earliest convenience no later than such time to ensure timely processing. You may also vote your shares via the Internet or telephone, in accordance with the instructions contained in the accompanying materials.
A copy of the Company’s Annual Report is also enclosed for your information.
If you hold beneficial interests in shares in the Company held by Cede & Co., as nominee for the Depository Trust Company, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of the shares related to your beneficial interests.

LETTER FROM THE CHIEF EXECUTIVE OFFICER
BABYLON HOLDINGS LIMITED
(Incorporated in Jersey with registered number 115471)
Directors	Head office
Ali Parsadoust (Chief Executive Officer) Mairi Johnson (Chief Partnerships Officer) Mohannad AlBlehed (Independent Director) Per Brilioth (Independent Director) Georgi Ganev (Independent Director)	2500 Bee Cave Road Building 1 — Suite 400 Austin, TX 78746 United States
David Warren (Independent Director)	Registered office 13 Castle Street, St. Helier Jersey, JE1 1ES Channel Islands
July 28, 2022
Dear Shareholder,
NOTICE OF 2022 ANNUAL GENERAL MEETING
I am pleased to be writing to you with details of our 2022 annual general meeting (the “AGM”), which we are holding virtually via webcast due to the ongoing COVID-19 global pandemic on September 14, 2022 at 9:00 a.m. (Central Time). Shareholders and duly appointed proxyholders can attend the AGM by going to https://meetnow.global/MPTLV2P, where you will be able to listen to the meeting live, submit questions, and vote.
The formal notice of the AGM is set out on page 4 of this document. Explanatory notes on each resolution to be considered at the AGM appear on page 6 of this document.
If you would like to vote on the resolutions to be considered at the AGM but are unable to attend the AGM, please fill in the form of proxy sent to you with this notice and return it to our registrars, Computershare Inc. and Computershare Trust Company, N.A., Babylon Holdings Limited Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001, USA, as soon as possible. They must receive it by 9:00 a.m. (Central Time) on September 12, 2022. We encourage that you complete, sign and return the form of proxy at your earliest convenience no later than such time to ensure timely processing. You may also register the appointment of a proxy or proxies or voting directions electronically. In each case, you are required to follow the procedures set out in the notes to the notice convening the AGM.
If you hold beneficial interests in our shares held by Cede & Co., as nominee for the Depository Trust Company (the “DTC Shares”), as of 4:00 p.m. (Central Time) on July 26, 2022 (the “DTC Specified Time”), you will receive a separate voting instruction card from your broker or nominee through whom you hold your beneficial interests in the DTC Shares. If you did not hold beneficial interests in the DTC Shares as at the DTC Specified Time, you will not be entitled to give voting instructions in respect of your beneficial interests. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions, otherwise your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the DTC Shares, or its appointed proxy, will vote the DTC Shares according to such voting instructions. Your voting instructions must be received by your broker or nominee in accordance with your voting instruction card by no later than 9:00 a.m. (Central Time) on September 12, 2022. We encourage you that you complete and return your voting instructions at your earliest convenience no later than such time to ensure timely processing.

The board of directors (“Board”) considers that all of the resolutions to be put to the AGM are in the best interests of the Company. Your Board will be voting in favour of them and unanimously recommends that you do so as well.
Yours faithfully,
/s/ Ali Parsadoust
Ali Parsadoust
Chief Executive Officer

Babylon Holdings Limited
Notice of Annual General Meeting

NOTICE OF 2022 ANNUAL GENERAL MEETING
BABYLON HOLDINGS LIMITED (the “Company”)
(Incorporated in Jersey with registered number 115471)
NOTICE IS HEREBY GIVEN that the 2022 annual general meeting of the Company (“AGM”) will be held virtually via webcast due to the ongoing COVID-19 global pandemic on September 14, 2022 at 9:00 a.m. (Central Time) for the purposes of considering and, if thought fit, passing the following ordinary resolutions and special resolutions. Shareholders and duly appointed proxyholders can attend the AGM by going to https://meetnow.global/MPTLV2P, where you will be able to listen to the meeting live, submit questions, and vote.
ORDINARY RESOLUTIONS
Retirement and re-election of directors
1.   Each of Ali Parsadoust, Mohannad AlBlehed, Per Brilioth, Georgi Ganev, Mairi Johnson and David Warren (being each director of the Company that held that office seven days before the date of the distribution of the notice of an annual general meeting) retires and is re-elected as a director of the Company.
1(1)   Ali Parsadoust retires and is re-elected as a director of the Company.
1(2)   Mohannad AlBlehed retires and is re-elected as a director of the Company.
1(3)   Per Brilioth retires and is re-elected as a director of the Company.
1(4)   Georgi Ganev retires and is re-elected as a director of the Company.
1(5)   Mairi Johnson retires and is re-elected as a director of the Company.
1(6)   David Warren retires and is re-elected as a director of the Company.
Auditors
2.   To re-appoint KPMG LLP in the United Kingdom as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the annual general meeting of the Company to be held in 2023 and approve the discretion of the Board to determine the remuneration of the same.
SPECIAL RESOLUTIONS
Reverse Share Split
3.   To approve the Reverse Share Split (as defined below) and Amendments (as defined below) by passing the following resolutions as special resolutions, such resolutions to take effect upon the Board determining the Conversion Ratios (as defined below) and thereafter making a public announcement of the relevant Conversion Ratio and that the Reverse Share Split is effective, with the Board then making the necessary filing of the Amendments:
(1).   pursuant to Article 38(1)(b) of the Companies (Jersey) Law 1991, as amended, a consolidation and Reverse Share Split of the issued and unissued Class A ordinary shares and Class B ordinary shares be approved (the “Reverse Share Split”), with the conversion calculation and corresponding new par value and number of issued and unissued shares of each class to be determined by the Board.
(2).   the Board be authorized to carry out a Reverse Share Split of each issued and unissued Class A and Class B share and be approved to carry out such a Reverse Share Split such that:
•
the Board is authorized to determine the number of Class A ordinary shares that will be consolidated into one Class A share (the “Class A Share Conversion Ratio”), such Class A Share Conversion Ratio to be any number between 15 and 25, pursuant to which the par value of each issued and unissued Class A share will be increased accordingly; and

Babylon Holdings Limited
Notice of Annual General Meeting

•
the Board is authorized to determine the number of Class B ordinary shares that will be consolidated into one Class B share (the “Class B Share Conversion Ratio” and, together with the Class A Share Conversion Ratio, the “Conversion Ratios”), such Class B Share Conversion Ratio to be any number between 15 and 25, pursuant to which the par value of each issued and unissued Class B share will be increased accordingly.

(3).   following the determination by the Board of the Conversion Ratios, the authorized share capital of the Company and paragraph 4 of the Company’s memorandum and articles of association (“memorandum”) (in respect of the authorized share capital and nominal value of each share class) shall be amended accordingly to reflect the Reverse Share Split in such manner as determined by the Board in its sole discretion (the “Amendments”), subject to Resolution 3(2) and in the form set out below:
The share capital of the company is [US$409,896.05] divided into:
[TBC] Class A Ordinary Shares with a par value of US$[TBC] each;
[TBC] Class B Ordinary Share with a par value of US$[TBC] each; and
100,000,000 Deferred Shares with a par value of US$0.0000422573245084686.
(4).   for the avoidance of doubt, if the directors determine in their sole discretion that the Reverse Share Split is not in the best interests of the Company or would not be required for any reason, then the directors be authorized to not proceed with the Reverse Share Split and the Company will make a public announcement in respect of the same.
In addition, the meeting will also present the Company’s audited accounts for the fiscal year ending 31 December 2021 to the shareholders.
Registered office: 13 Castle Street St. Helier Jersey JE1 1ES Channel Islands	By order of the Board /s/ Ali Parsadoust Ali Parsadoust Chief Executive Officer
July 28, 2022

Babylon Holdings Limited
Notice of Annual General Meeting

Explanatory notes
1.
In accordance with the Company’s articles of association as adopted by special resolution passed on June 3, 2021 and effective on October 21, 2021 (the “Articles”), all substantive resolutions at the AGM will be decided by a poll.

2.
The Company, pursuant to the Articles, specifies that only those persons entered on the register of members of the Company as at 4:00 p.m. (Central Time) on July 26, 2022 (the “Specified Time”) shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. If the AGM is adjourned then, to be so entitled, shareholders must be entered on the Company’s register of members as at the time which is 48 hours before the time fixed for the adjourned meeting or such later date and time as the directors of the Company may determine.

3.
If you hold beneficial interests in our shares held by Cede & Co., as nominee for the DTC (the “DTC Shares”), as at 4:00 p.m. (Central Time) on July 26, 2022 (the “DTC Specified Time”), you will receive a separate voting instruction card from your broker or nominee through whom you hold your beneficial interests in the DTC Shares. If you did not hold beneficial interests in the DTC Shares as at the DTC Specified Time, you will not be entitled to give voting instructions in respect of your beneficial interests. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions, otherwise your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the DTC Shares, or its appointed proxy, will vote the DTC Shares according to such voting instructions. Your voting instructions must be received by your broker or nominee in accordance with your voting instruction card by no later than 9:00 a.m. (Central Time) on September 12, 2022. We encourage that you complete and return your voting instructions at your earliest convenience no later than such time to ensure timely processing.

4.
Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. The form of proxy, which must be used to make such appointment and give proxy instructions, accompanies this notice. To be valid, the form of proxy must be received by post or (during normal business hours only) by hand by Computershare, Babylon Holdings Limited Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001, USA, by no later than 9:00 a.m. (Central Time) on September 12, 2022. We encourage that you complete, sign and return the form of proxy at your earliest convenience no later than such time to ensure timely processing. The appointment of a proxy shall not preclude a shareholder from attending and voting (by means of the virtual webcast) in person at the meeting or on the poll concerned. The appointment of a proxy shall only be valid for the AGM and any adjournment of the AGM (including on the polls at the AGM and any adjourned AGM).

5.
In the case of a shareholder which is a body corporate, the form of proxy must be executed under its common seal or signed on its behalf by an officer, attorney or other person authorized to sign it.

6.
Any power of attorney or any other authority under which the form of proxy is signed (or a duly certified copy of such power or authority) must be included with the form of proxy.

7.
In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote shall be accepted to the exclusion of the votes of other joint holders.

8.
Shareholders may register the appointment of their proxy or proxies or voting directions electronically via the www.investorvote.com/BBLN website, where full details of the procedure are given, or using the QR code printed on the form of proxy. Shareholders are advised to read the terms and conditions of use carefully and will need the 15 digit Control Number set out on the front of the enclosed form of proxy. Electronic communication facilities are available to all shareholders, and those who use them will not be disadvantaged. The Company will not accept any communication that is found to contain a

Babylon Holdings Limited
Notice of Annual General Meeting

computer virus. This electronic address (and any other electronic address provided in this Notice) is provided solely for the purpose of enabling shareholders to register their appointment of a proxy or proxies for the AGM or to submit their voting directions electronically. You may not use any electronic address provided in this notice to communicate with the Company for any purpose other than those expressly stated herein.
9.
When two or more valid but differing proxy appointments are delivered or received in respect of the same share for use at the same meeting or poll, the one which is last delivered or received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last delivered or received, none of them shall be treated as valid in respect of that share.

10.
A shareholder which is a body corporate and which wishes to be represented at the AGM by a person with authority to speak and vote must appoint such a person by resolution of its directors or other governing body. A corporate representative has the same powers on behalf of the body corporate he/she represents as that body corporate could exercise if it were an individual shareholder of the Company.

11.
A copy of this notice can be found at https://ir.babylonhealth.com and will be available for inspection at the registered office of the Company from the date of this notice until the date of the AGM and at the AGM itself.

Babylon Holdings Limited
Notice of Annual General Meeting

NOTICE OF 2022 ANNUAL GENERAL MEETING
EXPLANATORY NOTES ON THE BUSINESS OF THE AGM
The background to the business of the Annual General Meeting (the “AGM”) of Babylon Holdings Limited (the “Company”) set out above is as follows.
ORDINARY RESOLUTIONS
Resolutions 1(1) to 1(6) — Retirement and Re-election of Directors
1.
Under the Company’s articles of association as adopted by special resolution passed on June 3, 2021 and effective on October 21, 2021 (the “Articles”), at each annual general meeting every director who held office on the date seven days before the date of notice of the annual general meeting, being Ali Parsadoust, Mohannad AlBlehed, Per Brilioth, Georgi Ganev, Mairi Johnson and David Warren (the “Director Nominees”), shall retire from office. Each retiring director shall be eligible for re-election, and a director who is re-elected will be treated as continuing in office without a break.

1(1)   Ali Parsadoust retires and is re-elected as a director of the Company.
1(2)   Mohannad AlBlehed retires and is re-elected as a director of the Company.
1(3)   Per Brilioth retires and is re-elected as a director of the Company.
1(4)   Georgi Ganev retires and is re-elected as a director of the Company.
1(5)   Mairi Johnson retires and is re-elected as a director of the Company.
1(6)   David Warren retires and is re-elected as a director of the Company.
If the Director Nominees are re-elected, under the Company’s Articles, they will each hold office until the date of the Company’s 2023 annual general meeting and until his or her respective successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.
To be approved, each of Resolutions 1(1)-1(6) requires a simple majority of the votes cast by shareholders (present or by proxy) at the AGM in favor of each such Resolution.
Under the Company’s Articles and subject to the same (and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company), every shareholder who is present at the AGM (in person virtually or by proxy) shall have one vote for each share of which he or she is the holder. For the avoidance of doubt and in accordance with the Company’s Articles, the holder of a Class A ordinary share has one vote for each share held, and the holder of a Class B ordinary share has 15 votes for each share held.
Biographical details of the Director Nominees are set out below.
Ali Parsadoust is our founder and has served as our Chief Executive Officer and member of our board of directors (“Board”) since January 2013. Prior to founding Babylon Holdings, Dr. Parsadoust served as Chief Executive Officer at Circle, Inc., a healthcare services company, from January 2003 to December 2012. Previously, Dr. Parsadoust served in various roles at Goldman Sachs, including as Executive Director, between 1999 and 2001. Dr. Parsadoust holds a PhD in engineering physics and a B.A. from University College London. We believe Dr. Parsadoust is qualified to serve on our Board of directors because of his historical knowledge, operational expertise, leadership and the continuity that he brings to our Board as our founder and Chief Executive Officer.
Mohannad AlBlehed has served on our Board since December 2019. Since November 2015, Mr. AlBlehed has served in various roles at the Public Investment Fund, the sovereign wealth fund of the Kingdom of Saudi Arabia, including as Senior Director, Head of International Direct Investments since January 2019, as Senior Vice President July 2018 to December 2018, as Vice President from January 2017 to July 2018 and as Consultant from November 2015 to December 2016. Prior to that, Mr. AlBlehed held various roles in private equity and investment banking, including at The Abraaj Group, Deutsche

Babylon Holdings Limited
Notice of Annual General Meeting

Bank and Morgan Stanley. Mr. AlBlehed currently serves on the boards of directors of several privately-held companies, including Saudi Information Technology Company and Magic Leap. Mr. AlBlehed holds a B.A. in Business Administration from the University of Southern California. We believe Mr. AlBlehed is qualified to serve on our Board based on his experience as a director of technology companies and his experience with investments in healthcare and technology companies.
Per Brilioth has served on our Board since April 2017. Since January 2001, Mr. Brilioth has served in various roles and as a member of the board of directors of VNV Global AB (publ), an investment company investing in early and growth stage companies, Vostok Emerging Finance Ltd., an investment company investing in growth stage fintech companies and VEF AB (publ), an investment company investing in emerging market and fintech companies. Mr. Brilioth currently serves as a member of the board of directors of several privately-held companies, including Pomegranate Investment AB, a Swedish investment company, Telegram Records AB, Docplus Ltd., Property Finder International Ltd., Voi Technology AB, OneTwoTrip Ltd., Naseeb Networks, Inc. and Comuto S.A. Mr. Brilioth holds a M.A. from the London Business School and a B.A. from Stockholm University. We believe that Mr. Brilioth is well qualified to serve on our Board due to his leadership experience with respect to investment companies, particularly in the area of growth stage companies.
Georgi Ganev has served on our Board since September 2018. Since January 2018, Mr. Ganev has served as Chief Executive Officer at Kinnevik AB, a Swedish investment company. Mr. Ganev has previously served as the Chief Executive Officer at the Dustin Group, an information technology service, between August 2012 and January 2018. He currently serves as a member of the board of directors of several privately-held companies and two public companies, Tele2 AB and Global Fashion Group. Mr. Ganev holds a M. Sc. from Uppsala University. We believe Mr. Ganev is qualified to serve on our Board based on his experience as a director of technology companies and his experience with investments in healthcare and technology companies.
Mairi Johnson has served on our Board since September 2015 and as Chief Partnerships Officer since May 2017. She also currently serves as an Investment Committee Member at Big Issue Invest, an investment fund for social enterprises, charities and profit-with-purpose businesses, since August 2015. Prior to joining Babylon Holdings, Ms. Johnson previously served as the Executive Director at Healthbox Accelerator, a healthcare services company, from 2013 to 2014. Previously, from January 2011 to February 2013, Ms. Johnson was the founder and chief executive officer, at Beat Red, a start-up company focused on activewear for teenage girls. Ms. Johnson also served in various roles, including Partner, at Circle Health, a health services company, between September 2005 and February 2008, and as an Executive Director at Goldman Sachs between June 2001 and August 2005. Ms. Johnson holds a M.Sc. from the London School of Economics and Political Science and a B.A. from University of Victoria. We believe Ms. Johnson is qualified to serve as a member of our Board because of her extensive experience in the healthcare industry analyzing, investing in and leading healthcare and technology companies.
David Warren joined our Board and became the Chairman of our audit committee following the closing of our business combination with Alkuri Global Acquisition Corp. on October 21, 2021. Mr. Warren was Group Chief Financial Officer and an Executive Director of London Stock Exchange Group plc (“LSEG”) from July 2012 until November 2020. He also served as interim Chief Executive Officer of LSEG from December 2017 to July 2018. Prior to LSEG, Mr. Warren was Chief Financial Officer of NASDAQ from 2001 to 2009 and Senior Adviser to the NASDAQ CEO from 2011 to 2012. Mr. Warren has held a number of senior financial and management roles in both the private and public sectors including Chief Financial Officer of the Long Island Power Authority (New York) and Deputy Treasurer for the State of Connecticut. Mr. Warren began his career in investment banking at then Credit Suisse First Boston. Mr. Warren holds an M.B.A. from the Yale School of Management and a B.A. from Wesleyan University. We believe Mr. Warren is qualified to serve on our Board due to his leadership experience in both private and public sectors.

Babylon Holdings Limited
Notice of Annual General Meeting

Resolution 2 — Auditors
2.
Resolution 2 approves the re-appointment of KPMG LLP in the United Kingdom as auditors of the Company until the conclusion of the next annual general meeting of the Company and approves the discretion of the Board to determine the remuneration of the same.

To be approved, Resolution 2 requires a simple majority of the votes cast at the AGM by shareholders (present or by proxy) in favor of the Resolution.
SPECIAL RESOLUTIONS
Resolution 3 — Reverse Share Split and Amendments
Resolution 3 approves the Reverse Stock Split in order to give effect to the resolutions therein and to make certain other amendments thereto, Resolution 3 also approves that the Board be authorized to make consequential Amendments to the Company’s memorandum to reflect the Reverse Share Split.
General
On July 27, 2022, our Board passed resolutions (1) approving a Reverse Share Split of the issued and unissued Class A and Class B ordinary shares (“Ordinary Shares”) at a ratio ranging from any number between 1-for-15 and 1-for-25, with the exact ratio within such range to be determined by the Board at its discretion (the “Reverse Share Split”) and approving and declaring advisable amendments (the “Amendments”) to the Company’s memorandum to effect the Reverse Share Split in the Company’s memorandum and Reverse Share Split and (2) seeking the shareholders’ approval of the Reverse Share Split (including the Board’s to determine the relevant Conversion Ratios) and authorizing the Board to make the necessary Amendments following the Reverse Share Split by special resolution.
By approving this proposal, shareholders will approve the Reverse Share Split and Amendments pursuant to which a number of outstanding issued and unissued Ordinary Shares between 15 and 25, inclusive, would be combined into one Class A ordinary share or Class B ordinary share, as applicable. The number of Class A ordinary shares underlying outstanding equity awards and available for future awards under our equity incentive plans as well as the number of shares issuable upon exercise of outstanding warrants would also be proportionately reduced in the same manner as a result of the Reverse Share Split, as further described below under “— Principal Effects of the Reverse Share Split.” Upon receiving the shareholder approval, the Board will have the authority, in its sole discretion, to determine the Conversion Ratios from among the approved range described above and the Company secretary will effect the Reverse Share Split by filing the shareholder resolutions, including the Amendments, with the Jersey Registry once it is effective in accordance with its terms. The Board shall also have the discretion to not effect the Reverse Share Split, if it so decides.
Because the Reverse Share Split will decrease the number of outstanding and authorized Ordinary Shares by a ratio in the range of 1-for-15 to 1-for-25, the proposed Amendments would proportionally decrease the number of authorized and unissued Ordinary Shares outstanding as issued and within the authorized share capital of the Company. For more information, see “— Principal Effects of the Reverse Share Split — Issued and Outstanding Ordinary Shares” below.
Purpose of the Reverse Share Split
The Board submits the Reverse Share Split proposal to the shareholders for approval with the primary intent of increasing the per share price of the Ordinary Shares for the following reasons (as further elaborated on below):
(a)
to ensure compliance with The New York Stock Exchange (the “NYSE”) continued listing requirement, set forth in Section 802.01C of the Listed Company Manual, that the average closing price of our Class A ordinary shares as reported on the consolidated tape is not less than $1.00 over a consecutive 30 trading-day period (the “NYSE minimum price requirement”);

(b)
to encourage increased investor interest and promote greater liquidity for our shareholders; and

Babylon Holdings Limited
Notice of Annual General Meeting

(c)
to help attract, retain, and motivate employees.

NYSE Requirements for Continued Listing
Our Class A ordinary shares are listed on the NYSE under the symbol “BBLN.” For our Class A ordinary shares to continue trading on the NYSE, the Company must comply with various listing standards, including the NYSE minimum price requirement.
In the event that the trading price of our Class A ordinary shares fails to satisfy the NYSE minimum price requirement, we will receive a written notification from the NYSE notifying us that we failed to comply with the NYSE minimum price requirement. We will then have six months following receipt of the NYSE’s notification (the “Compliance Period”), to regain compliance with the NYSE minimum price requirement. We could regain compliance at any time during the Compliance Period if on the last trading day of any calendar month during the Compliance Period we have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.
We believe that the Reverse Share Split is our best means of increasing and maintaining the price of our Class A ordinary shares to above $1.00 per share in compliance with the NYSE minimum price requirement.
Potential Increased Investor Interest
In addition, in approving the proposed Amendments, the Board considered that the Reverse Share Split and the resulting increase in the per share price of the Class A ordinary shares could encourage increased investor interest in our Class A ordinary shares and promote greater liquidity for our shareholders.
Many brokerage houses and institutional investors have internal policies and practices that prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. A greater price per share of our Class A ordinary shares could allow a broader range of institutions to invest in our Class A ordinary shares. Additionally, investors may be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. For all of these reasons, we believe the Reverse Share Split could potentially increase marketability and liquidity of our Class A ordinary shares.
Employee Retention
The Board believes that some potential employees are less likely to work for the Company if we have a low stock price or are no longer listed on the NYSE, regardless of the size of our overall market capitalization. Accordingly, the Board of Directors believes that a higher stock price, which may be achieved through a Reverse Share Split, could help attract, retain, and motivate employees. Further, the Reverse Share Split will likely motivate employees, most of whom have been granted equity options and/or restricted stock units under the Company’s equity incentive plans as part of their compensation packages.
Board’s Discretion to Determine the Conversion Ratios
The Board will consider a number of factors in determining the Conversion Ratios, including but not limited to:
(a)
the Company’s ability to maintain the listing of our Class A ordinary shares on NYSE;

(b)
the historical trading price and trading volume of our Class A ordinary shares;

(c)
the then-prevailing trading price and trading volume of our Class A ordinary shares and the anticipated impact of the Reverse Share Split on the trading price and trading volume of our Class A ordinary shares; and

(d)
prevailing general market and economic conditions.

Babylon Holdings Limited
Notice of Annual General Meeting

It is essential to grant the Board the authority to set the Conversion Ratios for the Reverse Share Split because it allows the Board to take these factors into consideration and to react to changing market conditions. If the Board chooses to implement the Reverse Share Split, the Company will make a public announcement regarding the determination of the Conversion Ratios. It should also be noted that the Board has the discretion, taking into account all of the factors above, to elect to not effect the Reverse Share Split.
Risks associated with the Reverse Share Split
There are risks associated with the Reverse Share Split, including that the Reverse Share Split may not result in a sustained increase in the per share price of our Class A ordinary shares. There is no assurance that:
(a)
the market price per share of our Class A ordinary shares after the Reverse Share Split will rise in proportion to the reduction in the number of shares of our Class A ordinary shares outstanding immediately before the Reverse Share Split;

(b)
the Reverse Share Split will result in a per share price that will increase the level of investment in our Class A ordinary shares by institutional investors or increase analyst and broker interest in the Company;

(c)
the Reverse Share Split will result in a per share price that will increase the Company’s ability to attract and retain employees and other service providers; and

(d)
the market price per share of our Class A ordinary shares will either exceed or remain in excess of the $1.00 minimum price as required by the NYSE, or that we will otherwise meet the requirements of the NYSE for continued inclusion for trading on the NYSE.

Shareholders should note that the effect of the Reverse Share Split, if any, upon the trading price of our Class A ordinary shares cannot be accurately predicted. In particular, we cannot assure that the price of the Class A ordinary shares after the Reverse Share Split will increase in proportion to the reduction in the number of Class A ordinary shares outstanding before the Reverse Share Split or, even if it does, that such price will be maintained for any period of time. Even if an increased per share price can be maintained, the Reverse Share Split may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Reverse Share Split negatively, we cannot ensure that the Reverse Share Split will not adversely impact the market price of our Class A ordinary shares.
It is possible that, even if the Reverse Share Split results in a price for the Company’s Class A ordinary shares that exceeds $1.00 per share, we may not be able to continue to satisfy the NYSE’s additional requirements and standards for continued listing on the NYSE. We believe that the Reverse Share Split may result in greater liquidity for our shareholders. However, it is also possible that such liquidity could be adversely affected by the reduced number of shares outstanding after the Reverse Share Split, particularly if the price of our Class A ordinary shares does not increase as a result of the Reverse Share Split.
Additionally, if the Reverse Share Split is implemented, it will increase the number of shareholders who own “odd lots” of less than 100 shares of Class A ordinary shares. A purchase or sale of less than 100 shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers. Therefore, those shareholders who own fewer than 100 shares of our Class A ordinary shares following the Reverse Share Split may be required to pay higher transaction costs if they sell their Class A ordinary shares.
Principal Effects of the Reverse Share Split
Issued and Outstanding Ordinary Shares
If the Reverse Share Split is approved and effected, each holder of our Class A ordinary shares outstanding immediately prior to the effectiveness of the Reverse Share Split will own a reduced number of Class A ordinary shares upon effectiveness of the Reverse Share Split. The Reverse Share Split would be effected simultaneously at the same exchange ratio for all outstanding Ordinary Shares. Except for adjustments that may result from the treatment of fractional shares (as described below), the Reverse Share

Babylon Holdings Limited
Notice of Annual General Meeting

Split would affect all shareholders uniformly and would not change any shareholder’s relative percentage ownership interest in the Company, voting rights, or other rights that accompany shares of our Ordinary Shares. Ordinary Shares issued pursuant to the Reverse Share Split will remain fully paid and non-assessable, and the par value per share of each Ordinary Share will be determined by the Board.
As of July 26, 2022, the Company had 343,525,615 Class A ordinary shares and 79,637,576 Class B ordinary shares outstanding. For purposes of illustration, if the Reverse Share Split is effected at a ratio of 1-for-15, 1-for-20, or 1-for-25, the number of issued and outstanding Class A ordinary shares after the Reverse Share Split would be approximately 22,901,707 shares, 17,176,280 shares, and 13,741,024 shares, respectively, and the number of issued and outstanding Class B ordinary shares after the Reverse Share Split would be approximately 5,309,171 shares, 3,981,878 shares, and 3,185,503 shares, respectively.
Authorized Ordinary Shares for Issuance
If the proposed Amendments are approved, all or any of the authorized and unissued Class A ordinary shares may be issued in the future for such corporate purposes and such consideration as the Board deems advisable from time to time, without further action by the shareholders of our Company and without first offering such shares to our shareholders. When and if additional Class A ordinary shares are issued, these new shares would have the same voting and other rights and privileges as the currently issued and outstanding Class A ordinary shares, including the right to cast one vote per share. Except pursuant to the Company’s equity incentive plans for our employees and directors and outstanding warrants (described below), the Company presently has no plan, commitment, arrangement, understanding, or agreement regarding the issuance of Ordinary Shares. However, the Company regularly considers its capital requirements and may conduct securities offerings, including equity and/or equity linked offerings, in the future. Any shares issuable pursuant to the above described plans and warrants will be subject to the Conversion Ratios determined by the Board.
Because our shareholders have no preemptive rights to purchase or subscribe for any of our unissued Class A ordinary shares, the future issuance of additional Class A ordinary shares will reduce our current shareholders’ percentage ownership interest in the total outstanding Class A ordinary shares. In the absence of a proportionate increase in our future earnings and book value, an increase in the number of our outstanding Class A ordinary shares would dilute our projected future earnings per share, if any, and book value per share of all our outstanding Ordinary Shares. If these factors were reflected in the price per share of our Class A ordinary shares, the potential realizable value of a shareholder’s investment could be adversely affected. An issuance of additional shares could therefore have an adverse effect on the potential realizable value of a shareholder’s investment.
Equity Compensation Plans and Outstanding Awards
Pursuant to the (i) Long Term Incentive Plan (including US sub plan and non-employee sub plan), (ii) Company Share Option Plan and (iii) 2021 Equity Incentive Plan (collectively, the “Plans”), we have granted stock options and restricted stock units and other awards to our employees and directors.
If the Reverse Share Split is approved and effected, under the terms of the Plans and outstanding award agreements, the total number Class A ordinary shares issuable upon exercise or vesting of such awards and the total number of Class A ordinary shares remaining available for future awards under the Plans would be proportionately reduced based on the Conversion Ratios selected by our Board, and any fractional shares that may result therefrom shall be rounded down. Furthermore, the exercise price of any outstanding options would be equitably adjusted in accordance with the terms of the Plans and outstanding award agreements. Our Board has authorized the Company to effect any changes necessary, desirable or appropriate to give effect to the Reverse Share Split under the Plans, including any applicable technical, conforming changes thereunder.
Warrants
In connection with a debt financing arrangement which the Company entered into with certain affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Note Subscribers”) at the end of 2021, the Company issued warrants to subscribe for an aggregate of 1,757,499 of its Class A ordinary

Babylon Holdings Limited
Notice of Annual General Meeting

shares (the “Initial AlbaCore Warrants”) to the Note Subscribers, pursuant to a warrant instrument dated November 4, 2021 (the “Original Warrant Instrument”) on a pro rata basis by reference to the relevant proportion of $200 million unsecured Notes due 2026 subscribed for by each Note Subscriber. In March 2022, pursuant to an amended and restated version of the Original Warrant Instrument (“Amended Warrant Instrument”), the Company subsequently issued warrants to subscribe for an aggregate of 878,750 additional Class A ordinary shares to AlbaCore Partners III Investment Holdings Designated Activity Company, and any new Note Subscribers that are affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Additional AlbaCore Warrants” and together with the Initial AlbaCore Warrants, the “AlbaCore Warrants”). As of July 26, 2022, a total of 2,636,249 AlbaCore Warrants remained outstanding.
If the Reverse Share Split is approved and effected, under the terms of the Amended Warrant Instrument, the Company shall need to adjust the warrantholders’ share subscription entitlement and/or the warrant subscription price, so that after the adjustment, the total number of the AlbaCore Warrants for which the outstanding warrantholders’ share subscription entitlement would then be capable of being exercised carry as nearly as possible (and in any event not less than) the same proportion of the voting rights and the same entitlement (expressed as a proportion of the total entitlement conferred by all the shares in the equity share capital of the Company) to participate in the profits and assets of the Company as if there had been no such event giving rise to the adjustment.
To be approved, Resolution 3 requires a majority of not less than 75% of the votes cast by shareholders (present or by proxy) at the meeting to vote in favor of the Resolution.
PRESENTATION OF ACCOUNTS
Under Jersey law, the directors are required to present the accounts of the Company and the reports of the directors and auditors before shareholders at a general meeting. Therefore, the audited accounts of the Company for the fiscal year ended December 31, 2021 will be presented to the shareholders at the AGM.
The Company’s accounts for the year ended December 31, 2021 have been prepared in accordance with the International Financial Reporting Standards and Jersey law and are substantially based on the financial information contained in the Annual Report on Form 20-F previously filed by the Company with the United States Securities and Exchange Commission.